Press Release Source: Segmentz, Inc.

Segmentz, Inc. Announces Financial Results for First Quarter of Fiscal 2004

Monday May 17, 9:30 am ET

TAMPA, Fla.--(BUSINESS WIRE)--May 17, 2004--Segmentz, Inc. (AMEX: SZI - News):

- FIRST QUARTER REVENUES INCREASE 129%
- 45% ORGANIC GROWTH --
- COMPLETED LISTING ON AMERICAN STOCK EXCHANGE

Segmentz, Inc. (AMEX: SZI - News), a provider of expedited transportation and logistics management services to a select client base, ranging from mid-sized to Fortune 100 companies, announced today financial results for the quarter ended March 31, 2004.

Revenues for the quarter increased approximately 129 percent to $6.6 million as compared to $2.9 million for the same quarter last year. The increases in revenue are primarily related to the three recent acquisitions, expansion of the Company's Chicago terminal location, organic growth across the operations and a focus on cross-selling opportunities. The Company reported a net loss of $(404,031), or $(0.02) per diluted share, compared with net income of $130,842, or $0.02 per diluted share.

For the quarter, costs of services provided increased by 150 percent to $5.5 million as compared to $2.2 million for the same period last year due to lower freight volume, rental equipment costs and repair costs, and a significant increase in depreciation and amortization related to the recent acquisitions. Cost of services amounted to approximately 83 percent of related revenues for the quarter, compared to 76 percent last year. The Company anticipates costs returning to historical percentages during the second and third quarters, as the integration of acquired companies is completed. Additionally, the company believes it can increase net margins as sales efforts and acquisition synergies increase freight volume in the Company's expedited network.

General and administrative expense increased to $1.7 million for the quarter as compared to approximately $503,000 for the period ended March 31, 2003, due to expansion of the Company's operations in anticipation of increases in volume in the second and third quarter and expenses directly related to integration of acquisitions. The Company had anticipated these increases in general and administrative costs in connection with acquisitions and internally generated growth and believes it will be able to reduce expenses to historical percentage levels as acquisitions are completed and synergies are leveraged across the operations.

Allan Marshall, Chief Executive Officer of Segmentz, Inc., commented, "Our acquisitions and organic expansion efforts are already paying dividends, as evidenced by our strong top-line growth in what is historically both ours and the industry's slowest quarter of the year. Our focus now turns to integrating the acquisitions, consolidating our operations appropriately and leveraging our fixed expenses across a broader revenue base. We believe these efforts should lead to reduced expenses and more profitable operations in the near-term, as we seek out additional accretive acquisition candidates to further expand our geographic reach and provide more services to our customers. Our acquisition pipeline remains full, and we expect to target more potential accretive acquisitions as we continue forward. This two-pronged approach, finding accretive acquisitions to expand our network and exploiting operating synergies to expand margins remains our strategic focus."

Mr. Marshall continued, "This quarter represented a milestone for the Company, as we more than doubled our revenue and achieved a listing on the American Stock Exchange. Each of these accomplishments provides additional credibility to the Company, which will be beneficial as we execute our strategy and approach acquisition targets."

The Company continued to report a strong balance sheet, with total assets of $13.4 million compared to $12.7 million as of December 31, 2003. In addition the Company continued to increase shareholders' equity, reaching $10.0 million as of March 31 compared to $8.3 million on December 31st, 2003. Segmentz has $1.6 million in cash.

Dennis McCaffrey, Chief Operations Officer of Segmentz, Inc., commented, "Our operations have expanded significantly through our acquisition strategy and organic growth initiatives, allowing us to broaden our expedited freight delivery network. We expanded our Chicago terminal location to meet increasing demand, and began scheduled airport to airport line haul operations into our dedicated cross dock facility in Evansville, Indiana. Our focus now is to complete the integration of our recent acquisitions and bring costs back in line with normal levels, allowing us to leverage our infrastructure across our expanding network to increase margins and profitability."

About Segmentz, Inc.

Segmentz, Inc. is a provider of expedited transportation and logistics management services to its target client base, ranging from mid-sized to Fortune 100 companies. The Company's services include regional outsourced trucking, time definite transportation, dedicated delivery and supply chain management services. The Company operates a network of terminals in the Southeast and Midwest United States. The Company is dedicated to providing services that are customized to meet its client's individual needs and flexible enough to cope with an ever-changing business environment. Segmentz, Inc. is publicly traded on the American Stock Exchange under the symbol SZI.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any such forward-looking statement include our ability to continue to lower our costs, our timely development and customers' acceptance of our transportation products, including acceptance by key customers, pricing pressures, rapid technological changes in the industry, growth of the transportation and third party logistics market, increased competition, our ability to attract and retain qualified personnel, our ability to identify and successfully consummate future acquisitions; adverse changes in customer order patterns, adverse changes in general economic conditions in the U.S. and internationally, risks associated with foreign operations and political and economic uncertainties associated with current world events. These and other risks are detailed from time to time in Segmentz periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its report on Form 10-KSB for its fiscal year ended December 31, 2003.

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                        Segmentz, Inc.
                Statements of Operations (Unaudited)

                                              Three Months Ended
                                            March 31,      March 31,
                                              2004           2003
                                            ----------     ----------
Revenues:
     Operating revenue                      $6,620,752     $2,880,081
     Consulting and other revenue                    -          7,641
                                            ----------     ----------
                                             6,620,752      2,887,722

Expenses:
     Cost of Services                        5,470,921      2,190,190
     General and administrative expenses     1,702,762        502,737
     Interest expense                           71,100         10,453
                                            ----------     ----------
                                             7,244,783      2,703,380

Income (loss) before tax (benefit)
 provision                                    (624,031)       184,342

Income tax (benefit) provision                (220,000)        53,500
                                            ==========     ==========
Net (loss) income                           $(404,031)      $130,842
                                            ==========     ==========
Basic (loss) earnings per common share         $(.02)          $.02
                                            ==========     ==========
Basic weighted average common shares
 outstanding                                18,926,748      6,797,847
                                            ==========     ==========

Diluted (loss) earnings per common share       $(.02)          $.02
                                            ==========     ==========
Diluted weighted average common shares
 outstanding                                18,926,748      7,993,499
                                            ==========     ==========
```

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                        BALANCE SHEET HIGHLIGHTS


```
                                   March 31st       December 31st
                                     2004               2003
                                   -----------      -------------
Cash                               $1,553,021        $2,029,298
Total Current Assets                7,633,413         7,467,644
Net Property and Equipment          3,157,413         3,072,010
Total Assets                      $13,440,260       $12,658,981
                                  -------------------------------
Total Current Liabilities          $2,612,979        $3,981,301
Total Liabilities                  $3,425,370        $4,332,767
Shareholder's Equity              $10,014,890        $8,326,214
Total Liabilities and Equity      $13,440,260       $12,658,981
                                  -------------------------------
```

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Contact:
     Segmentz, Inc.
     Allan Marshall, 813-989-2232
     or
     Hayden Communications, Inc.
     Investor Relations: Mark McPartland, 843-272-4653

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Source: Segmentz, Inc.